UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 22, 2014.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S FIRST QUARTER 2014 NET INCOME TOTALED $23.5 MILLION, OR $0.61 PER SHARE,

ON HIGHER NET INTEREST INCOME & MARGINS

PANAMA CITY, April 22, 2014 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the First Quarter ended March 31, 2014.

First Quarter 2014 Business Highlights

•	First quarter 2014 Net Income (1) totaled $23.5 million, or $0.61 per share, compared to $23.9 million, or $0.62 per share, in the fourth quarter 2013, and $16.3 million, or $0.43 per share, in the first quarter 2013. The $7.2 million, or 44%, year-on-year increase was mainly driven by higher net interest income and fee income.

•	The Commercial Division’s average portfolio balances totaled $6.6 billion, up $0.1 billion, or 1%, compared to the previous quarter, and up $0.7 billion, or 12%, year-on-year, as demand in the Bank’s client base of Corporations and Financial Institutions remained robust (+15% YoY). Quarterly end of period Commercial Portfolio balances reached $6.6 billion in the first quarter 2014 (nearly unchanged QoQ; +6% YoY). Credit quality remained solid with a ratio of 0.05% of non-performing loans to total loan portfolio as of March 31, 2014.

•	First quarter 2014 net interest income reached $32.1 million, a $6.1 million, or 23%, year-on-year increase, mainly driven by higher average interest-earning asset balances (+11%). The $1.0 million, or 3%, quarter-on-quarter increase resulted primarily from higher average lending yields (+6 bps), along with lower rates paid on short-term liabilities leading to a 5 bps decrease in average rates on interest-bearing liabilities. Net interest margin reached 1.79% in the first quarter 2014 (+10 bps QoQ; +17 bps YoY).

•	Fees and commissions totaled $4.3 million in the first quarter 2014, a $1.9 million, or 78%, year-on-year increase mostly from higher fees from loan intermediation generated from mandated structured transactions, and greater activity in the letters of credit business. The 10% quarter-on-quarter increase from loan intermediation fee activities was offset by seasonally lower commissions from the letters of credit business, resulting in an overall $0.4 million or 9% decrease in fees and commissions compared to the fourth quarter 2013.

•	Operating expenses totaled $13.5 million in the first quarter 2014 (-1% QoQ; nearly unchanged YoY), as the Bank continued to focus on operating efficiency. The Bank’s first quarter 2014 efficiency ratio improved to 37%, compared to 43% in the previous quarter 2013, and 45% in the first quarter 2013, as operating revenues grew and operating expenses decreased and remained steady, respectively. Excluding non-core revenues and expenses from investment funds, the Business Efficiency Ratio was 35% for both the first quarter 2014 and the fourth quarter 2013, compared to 44% in the first quarter 2013.

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s First Quarter 2014 results: “We are pleased to present solid business results this quarter. In a traditional slower quarter, Bladex was able to keep the momentum and traction gained at the closing of last year. We continued with our focus to strengthen the margins, thus working selectively in terms of growth in our Commercial Portfolio. While credit demand from corporations and banks continued to be healthy, liquidity in the Region´s markets returned to previous highs, as some of the market volatility seen in recent quarters receded.  With that, the quarterly results validate the Bank´s cautious approach as average net margins improved and overall asset quality remained strong. At the same time, fee income diversification continued as our syndication platform achieved a significant increase in scope and scale of transactions. Costs remained well under control, helping improve efficiency.

The business environment in the Region is certainly not without its challenges. However, we remain confident about credit demand across the universe of countries and clients served by Bladex. We have a diversified and strong pipeline of new deals, which should fuel origination and asset growth over the coming quarters within our target of continuing to improve margins gradually,” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s business of financial intermediation and fee generation relating to the Commercial Portfolio. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the loan portfolio, equity investments, customer liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

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As of March 31, 2014, the Commercial Division’s end-of-period portfolio balances totaled $6.6 billion, nearly unchanged compared to the previous quarter, and a $0.4 billion, or 6%, increase from the balances as of March 31, 2013. The year-on-year increase was mainly attributable to growing demand in the Bank’s client base of financial institutions (+24%).

On an average basis, the Commercial Portfolio’s balances reached $6.6 billion in the first quarter 2014, a 1% increase compared to the fourth quarter 2013, and a $0.7 billion, or 12%, increase compared to the first quarter 2013.

The Commercial Portfolio continued to be short-term and trade-related in nature: $4.7 billion, or 71%, of the Commercial Portfolio matures within one year. Trade financing operations represented 57% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

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The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification of corporate and middle-market companies across industry segments:

Refer to Exhibit VIII for additional information relating to the Bank’s Commercial Portfolio distribution by country of risk.

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(US$ million)	1Q14	4Q13	1Q13
Commercial Division:
Net interest income	$28.0	$27.8	$27.4
Non-interest operating income (4)	4.7	5.2	2.8
Net operating revenues (5)	32.7	33.0	30.2
Operating expenses	(10.3)	(10.3)	(9.8)
Net operating income (6)	22.4	22.7	20.4
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	0.0	2.7	(0.3)
Recoveries, net of impairment of assets	0.0	0.1	0.0
Net Income Attributable to Bladex Stockholders	$22.4	$25.5	$20.1

1Q14 vs. 4Q13

The Commercial Division’s first quarter 2014 Net Income totaled $22.4 million, compared to $25.5 million in the fourth quarter 2013. The $3.1 million, or 12%, decrease was mostly driven by a $2.7 million in reversals of provision for credit losses recorded in the fourth quarter 2013, while the Division’s Net Operating Income decreased 1% as higher net interest income (+$0.2 million, or 1%), was offset by lower non-interest operating income (-$0.5 million, or -10%) due to lower fees from the letters of credit business.

1Q14 vs. 1Q13

The Division’s quarterly Net Income increased $2.3 million, or 11%, compared to $20.1 million achieved in the first quarter 2013 as a result of: (i) a $1.9 million, or 68%, increase in non-interest operating income, mainly attributable to higher commissions from loan intermediation activities and the letters of credit business, (ii) a $0.6 million, or 2%, increase in net interest income, mainly from higher average loan portfolio balances (+10%), and (iii) a $0.3 million decrease in provision requirements associated with improved credit risk profiles in terms of client and country risks, partially offset by (iv) a $0.5 million, or 5%, increase in operating expenses mainly attributable to higher variable compensation.

TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale, and securities held-to-maturity, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks. Following the sale of the former Bladex Asset Management unit in April of 2013, the Treasury Division also incorporates the Bank´s remaining participation in investment funds. As of March 31, 2014, Bladex consolidated its participation in the Alpha4X Offshore Feeder Fund (“Feeder Fund”) under prevailing accounting rules as its participation exceeded 50%.  Bladex´s participation in the Feeder Fund was 55.87% as of March 31, 2014, the same level as of December 31, 2013, and compared to 98.74% as of March 31, 2013.

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The Division´s Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

The Bank’s liquid assets (12) totaled $573 million as of March 31, 2014, compared to $831 million as of December 31, 2013, and $572 million as of March 31, 2013. As of these dates, the liquid assets to total assets ratio was 8.0%, 11.1%, and 8.3%, respectively.

As of March 31, 2014, the securities available-for-sale portfolio totaled $316 million, compared to $334 million as of December 31, 2013, and $299 million as of March 31, 2013. As of March 31, 2014, the available-for-sale portfolio consisted of readily-quoted Latin American securities, 62% of which were multilateral, sovereign, or state-owned risk (refer to Exhibit IX for a per-country risk distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

Deposit balances stood at $2.5 billion as of March 31, 2014, a 6% quarter-on-quarter increase, and a 3% year-on-year decrease. Deposits represented 40% of total liabilities at the end of the first quarter 2014, compared to 36% at the end of the fourth quarter 2013, and 43% at the end of the first quarter 2013. Short-term borrowings and debt, including Repos, totaled $2.4 billion as of March 31, 2014, a 19% quarter-on-quarter decrease, and a 36% year-on-year increase, while long-term borrowings and debt totaled $1.2 billion as of March 31, 2014, a 7% quarter-on-quarter increase and a 24% year-on-year decrease, as the Bank opted in 2013 to pre-pay medium-term obligations with remaining tenors of less than a year. Consequently, quarterly weighted average funding costs decreased to 1.11% in the first quarter 2014, compared to 1.16% in the fourth quarter 2013, and 1.59% in the first quarter 2013.

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(US$ million)	1Q14	4Q13	1Q13
Treasury Division:
Net interest income (loss)	$4.1	$3.3	$(1.4)
Non-interest operating income (loss) (4)	(0.3)	(4.2)	1.2
Net operating revenues (losses) (5)	3.8	(0.9)	(0.2)
Operating expenses	(3.2)	(3.4)	(3.6)
Net operating income (loss) (6, 7)	0.6	(4.3)	(3.8)
Net income (loss) attributable to the redeemable noncontrolling interest	(0.5)	(2.7)	0.0
Net Income (Loss) Attributable to Bladex Stockholders	$1.1	$(1.6)	$(3.8)

1Q14 vs. 4Q13

The Treasury Division reported a Net Income of $1.1 million in the first quarter of 2014, compared to a Net Loss of $1.6 million in the fourth quarter of 2013. The $2.7 million positive variation was mostly attributable to: (i) a $3.9 million, or 93%, improvement in non-interest operating loss, primarily due to decreased losses from investment funds, partially offset by the related improvement in net loss attributable to the redeemable non-controlling interest, (ii) $0.8 million, or 24%, increase in net interest income mainly from lower average funding costs, and (iii) a $0.2 million, or 6%, decrease in operating expenses mainly associated with decreased expenses in the investment funds.

1Q14 vs. 1Q13

The Division’s Net Income of $1.1 million for the first quarter 2014, compared to a Net Loss of $3.8 million recorded in the first quarter 2013, resulted in a positive variation of $4.9 million, mostly driven by a $5.5 million increase in net interest income, primarily from lower average funding costs and higher average investment securities balances and yields, and a $0.4 million, or 11%, decrease in operating expenses mainly from lower performance-related expenses in the investment funds, both of these positive effects partially offset by a $1.5 million decrease in non-interest operating income mainly attributable to losses from investment funds, net of the $0.5 million net loss attributed to the redeemable non-controlling interest.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q14	4Q13	1Q13
Net Interest Income	$32.1	$31.1	$26.0
Net Operating Income (Loss) by Business Segments:
Commercial Division	$22.4	$22.7	$20.4
Treasury Division	$0.6	$(4.3)	$(3.8)
Net Operating Income	$23.0	$18.4	$16.6
Net Income - business segments	$23.0	$21.2	$16.3
Net Income (Loss) attributable to the redeemable noncontrolling interest	$(0.5)	$(2.7)	$0.0
Net Income attributable to Bladex Stockholders - business segments	$23.5	$23.9	$16.3
Net Income attributable to Bladex Stockholders	$23.5	$23.9	$16.3

Non-Core Items (2)	$(0.5)	$(3.3)	$0.5
Business Net Income (3)	$24.0	$27.2	$15.8

Net Income per Share (8)	$0.61	$0.62	$0.43
Book Value per common share (period end)	$22.90	$22.24	$22.02
Return on Average Equity (“ROE”)	10.9%	11.0%	7.9%
Business Return on Average Equity ("Business ROE") (9)	11.2%	12.6%	7.7%
Return on Average Assets (“ROA”)	1.3%	1.3%	1.0%
Business Return on Average Assets (“Business ROA”)	1.3%	1.5%	1.0%
Net Interest Margin	1.79%	1.69%	1.62%
Efficiency Ratio (10)	37%	43%	45%
Business Efficiency Ratio (11)	35%	35%	44%

Liquid Assets / Total Assets (12)	8.0%	11.1%	8.3%
Liquid Assets / Total Deposits	22.8%	35.2%	22.1%

Non-Accruing Loans to Total Loans, net of discounts	0.1%	0.1%	0.0%
Allowance for Credit Losses to Commercial Portfolio	1.2%	1.2%	1.3%

Total Assets	$7,179	$7,471	$6,894

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q14	4Q13	1Q13
Net Interest Income ("NII")
Commercial Division	$28.0	$27.8	$27.4
Treasury Division	4.1	3.3	(1.4)
Consolidated NII	$32.1	$31.1	$26.0

Net Interest Margin (i)	1.79%	1.69%	1.62%

(i) Total Net interest income divided by the average balance of interest-earning assets.

1Q14 vs. 4Q13

The Bank’s net interest income reached $32.1 million in the first quarter 2014, compared to $31.1 million in the fourth quarter 2013. The $1.0 million, or 3%, increase was mostly driven by a $1.1 million overall increase in net interest income from higher average yields, mainly in the loan portfolio (+6 bps), and lower average rates on interest bearing liabilities, (-5 bps), as a result of lower rates paid on short-term liabilities.

1Q14 vs. 1Q13

Net interest income increased $6.1 million, or 23%, compared to the first quarter 2013, mostly driven by higher average interest earning asset balances (+11%), mainly from higher average investment securities balances (+35%) and loan portfolio balances (+10%), along with lower interest expense resulting from a shift in the funding base towards shorter original term tenors.

FEES AND COMMISSIONS

(US$ million)	1Q14	4Q13	1Q13
Letters of credit	$1.8	$2.5	$1.6
Loan fees	2.2	2.0	0.8
Other*	0.3	0.2	0.0
Fees and Commissions, net	$4.3	$4.7	$2.4
* Net of commission expenses

Fees and commissions totaled $4.3 million in the first quarter 2014, compared to $4.7 million in the fourth quarter 2013, as higher loan intermediation fees generated from mandated structured transactions were offset by seasonally lower commissions from the letters of credit business. Compared to the $2.4 million in the first quarter 2013, fees and commissions increased $1.9 million, or 78%, mostly driven by higher loan intermediation fees activities and increased activity in the letters of credit business.

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PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Mar-13	30-Jun-13	30-Sep-13	31-Dec-13	31-Mar-14
Allowance for Loan Losses:
Balance at beginning of the period	$73.0	$70.8	$68.1	$72.0	$72.8
Provisions (reversals)	(2.2)	(2.7)	3.9	(0.6)	(0.0)
Charge-offs, net of recoveries	0.0	-	-	1.4	-
End of period balance	$70.8	$68.1	$72.0	$72.8	$72.8

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$4.8	$7.3	$12.4	$7.3	$5.2
Provisions (reversals)	2.4	5.1	(5.1)	(2.0)	-
End of period balance	$7.3	$12.4	$7.3	$5.2	$5.2

Total Allowance for Credit Losses	$78.1	$80.5	$79.3	$78.0	$78.0

The allowance for loan and off-balance sheet credit losses totaled $78.0 million as of March 31, 2014, relatively unchanged from December 31, 2013, and similar to the level of $78.1 million as of March 31, 2013.

The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 118 bps as of March 31, 2014, unchanged from December 31, 2013, and compared to 125 bps as of March 31, 2013. The year-on-year lower coverage ratio was mainly driven by an improved risk profile of the Bank’s portfolio composition in terms of client and country exposures.

As of March 31, 2014, the Bank had $3.1 million in non-accrual loans (or 0.05% of total loan portfolio balance), the same level as of December 31, 2013, and compared to nil loans in non-accrual status as of March 31, 2013. The Bank’s credit reserve to the non-accrual portfolio ratio was 25 times as of March 31, 2014.

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OPERATING EXPENSES

(US$ million)	1Q14	4Q13	1Q13
Salaries and other employee expenses	$8.1	$7.4	$7.8
Depreciation and amortization of equipment and leasehold improvements	0.7	0.7	0.7
Professional services	0.8	1.6	0.6
Maintenance and repairs	0.4	0.4	0.4
Expenses from the investment funds	0.4	0.6	0.7
Other operating expenses	3.1	3.0	3.2
Total Operating Expenses	$13.5	$13.6	$13.5

Operating expenses in the first quarter 2014 totaled $13.5 million, a $0.2 million, or 1%, decrease compared to $13.6 million in the fourth quarter 2013, and nearly unchanged compared to $13.5 million in the first quarter 2013, as the Bank focuses on improving operating efficiency closely managing controllable expenses. The quarter-on-quarter decrease was mainly attributable to lower professional services and expenses from investment funds, partially offset by higher performance-based salary expenses.

The Bank’s first quarter 2014 efficiency ratio improved to 37%, compared to 43% in the previous quarter 2013, and 45% in the first quarter 2013, as operating revenues grew and operating expenses decreased or remained steady, respectively. The Business Efficiency Ratio, which excludes non-core revenues and expenses from investment funds, stood at 35% for the first quarter 2014 and the fourth quarter 2013, compared to 44% in the first quarter 2013. The ratio of operating expenses to average assets was 75 bps in the first quarter 2014, compared to 74 bps, and 84 bps, respectively.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	31-Mar-14	31-Dec-13	31-Mar-13
Tier 1 Capital (13)	$891	$868	$845
Total Capital (14)	$959	$937	$909
Risk-Weighted Assets	$5,437	$5,473	$5,098
Tier 1 Capital Ratio (13)	16.4%	15.9%	16.6%
Total Capital Ratio (14)	17.6%	17.1%	17.8%
Stockholders’ Equity	$885	$858	$845
Stockholders’ Equity to Total Assets	12.3%	11.5%	12.3%
Accumulated other comprehensive income (loss) ("OCI")	$(9)	$(13)	$(1)
Leverage (times) (15)	8.1	8.7	8.2

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The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of March 31, 2014, the Bank’s Tier 1 capital ratio was 16.4%, compared to 15.9% as of December 31, 2013, and 16.6% as of March 31, 2013. The Bank’s leverage as of these dates was 8.1x, 8.7x, and 8.2x, respectively.

The Bank’s common shares outstanding totaled 38.7 million as of March 31, 2014, compared to 38.6 million as of December 31, 2013, and 38.4 million as of March 31, 2013.

RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held April 16, 2014 in Panama City, Panama, Mr. Mario Covo was re-elected as Director representing Class “E” shareholders, and Mr. Esteban Alejandro Acerbo and Mr. Roland Holst were re-elected and elected, respectively, as Directors of the Bank representing Class “A” shareholders. In addition, the shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2013, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2014, and, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 15, 2014, the Bank’s Board approved a quarterly common dividend of $0.35 per share corresponding to the first quarter 2014. The dividend will be paid on May 6, 2014, to stockholders registered as of April 28, 2014.

▪	Reduced participation in investment funds: Effective April 1, 2014, the first anniversary of its sale of the former Asset Management Unit, the Bank exercised its rights to redeem $13.9 million, bringing its participation in the Feeder Fund to 49.6%. Consequently, the Bank expects to deconsolidate said participation in its financial statements during the second quarter 2014.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(2)	Non-Core Items includes: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds trading, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(4)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, and gains (losses) from the investment in the investment funds.

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(5)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(6)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(7)	The Treasury Division’s net operating income (loss) includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the investment funds and (vii) allocated operating expenses.

(8)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(9)	Business ROE: Annualized Business Net Income divided by average stockholders’ equity.

(10)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(11)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds trading.

(12)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(13)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(14)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(15)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through March 31, 2014, Bladex had disbursed accumulated credits of approximately $209 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 23, 2014 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 57720350.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

14

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2014	December 31, 2013	March 31, 2013	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$584	$840	$581	$(256)	(30)%	$3	1%
Trading assets	0	0	5	0	n.m. (*)	(5)	(100)
Securities available-for-sale	316	334	299	(18)	(5)	17	6
Securities held-to-maturity	37	34	39	3	9	(2)	(5)
Investment funds	118	119	106	(1)	(1)	12	11
Loans	6,098	6,148	5,849	(50)	(1)	249	4
Less:
Allowance for loan losses	73	73	71	0	0	2	3
Unearned income and deferred fees	6	7	6	(1)	(14)	0	0
Loans, net	6,019	6,069	5,772	(50)	(1)	247	4

Customers' liabilities under acceptances	34	1	3	33	3,300	31	1,033
Accrued interest receivable	38	41	36	(3)	(7)	2	6
Equipment and leasehold improvements, net	10	10	12	0	0	(2)	(17)
Derivative financial instruments used for hedging - receivable	15	15	26	0	0	(11)	(42)
Other assets	8	8	14	0	0	(6)	(43)

TOTAL ASSETS	$7,179	$7,471	$6,894	$(292)	(4)%	$285	4%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$90	$63	$160	$27	43%	$(70)	(44)%
Time	2,421	2,298	2,432	123	5	(11)	(0)
Total Deposits	2,511	2,361	2,592	150	6	(81)	(3)

Trading liabilities	0	0	8	0	n.m. (*)	(8)	(100)
Securities sold under repurchase agreements	274	286	241	(12)	(4)	33	14
Short-term borrowings and debt	2,148	2,705	1,536	(557)	(21)	612	40
Acceptances outstanding	34	1	3	33	3,300	31	1,033
Accrued interest payable	17	14	24	3	21	(7)	(29)
Long-term borrowings and debt	1,231	1,154	1,618	77	7	(387)	(24)
Derivative financial instruments used for hedging - payable	10	9	8	1	11	2	25
Reserve for losses on off-balance sheet credit risk	5	5	7	0	0	(2)	(29)
Other liabilities	13	28	10	(15)	(54)	3	30
TOTAL LIABILITIES	$6,244	$6,563	$6,047	$(319)	(5)%	$197	3%

Redeemable noncontrolling interest	49	50	2	(1)	(2)	47	2,350

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	117	119	119	(2)	(2)	(2)	(2)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	482	459	438	23	5	44	10
Accumulated other comprehensive loss	(9)	(13)	(1)	4	(31)	(8)	800
Treasury stock	(80)	(82)	(86)	2	(2)	6	(7)

TOTAL STOCKHOLDERS' EQUITY	$885	$858	$845	$27	3%	$40	5%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,179	$7,471	$6,894	$(292)	(4)%	$285	4%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2014	December 31, 2013	March 31, 2013	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$49,615	$49,932	$48,404	$(317)	(1)%	$1,211	3%
Interest expense	(17,506)	(18,864)	(22,385)	1,358	(7)	4,879	(22)

NET INTEREST INCOME	32,109	31,068	26,019	1,041	3	6,090	23

Reversal of provision for loan losses	16	677	2,171	(661)	(98)	(2,155)	(99)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	32,125	31,745	28,190	380	1	3,935	14

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	0	2,031	(2,437)	(2,031)	(100)	2,437	(100)
Fees and commissions, net	4,276	4,681	2,399	(405)	(9)	1,877	78
Derivative financial instrument and hedging	(20)	54	(516)	(74)	(137)	496	(96)
Recoveries, net of impairment of assets	0	108	0	(108)	(100)	0	n.m. (*)
Net gain (loss) from investment funds trading	(560)	(4,974)	1,269	4,414	(89)	(1,829)	(144)
Net gain (loss) from trading securities	(199)	(59)	4,776	(140)	237	(4,975)	(104)
Net gain on sale of securities available-for-sale	258	561	115	(303)	(54)	143	124
Net gain (loss) on foreign currency exchange	190	(24)	(4,596)	214	(892)	4,786	(104)
Other income, net	451	735	585	(284)	(39)	(134)	(23)
NET OTHER INCOME	4,396	3,113	1,595	1,283	41	2,801	176

OPERATING EXPENSES:
Salaries and other employee expenses	(8,084)	(7,396)	(7,769)	(688)	9	(315)	4
Depreciation and amortization of equipment and leasehold improvements	(660)	(670)	(722)	10	(1)	62	(9)
Professional services	(815)	(1,602)	(644)	787	(49)	(171)	27
Maintenance and repairs	(395)	(408)	(386)	13	(3)	(9)	2
Expenses from the investment funds	(416)	(559)	(748)	143	(26)	332	(44)
Other operating expenses	(3,114)	(3,006)	(3,183)	(108)	4	69	(2)
TOTAL OPERATING EXPENSES	(13,484)	(13,641)	(13,452)	157	(1)	(32)	0

Net income from continuing operations	$23,037	$21,217	$16,333	$1,820	9	$6,704	41

Net loss from discontinued operations	0	0	(27)	0	n.m. (*)	27	(100)

Net income	$23,037	$21,217	$16,306	$1,820	9	$6,731	41

Net income (loss) attributable to the redeemable noncontrolling interest	(475)	(2,693)	12	2,218	(82)	(487)	(4,058)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$23,512	$23,910	$16,294	$(398)	(2)%	$7,218	44%

PER COMMON SHARE DATA:
Basic earnings per share	0.61	0.62	0.43
Diluted earnings per share	0.61	0.62	0.43

Weighted average basic shares	38,600	38,531	38,218
Weighted average diluted shares	38,679	38,726	38,313

PERFORMANCE RATIOS:
Return on average assets	1.3%	1.3%	1.0%
Return on average stockholders' equity	10.9%	11.0%	7.9%
Net interest margin	1.79%	1.69%	1.62%
Net interest spread	1.62%	1.51%	1.38%
Operating expenses to total average assets	0.75%	0.74%	0.84%

(*) "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

EXHIBIT III

	FOR THE THREE MONTHS ENDED
	March 31, 2014	March 31, 2013
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$32,109	$26,019
Fees and commissions, net	4,276	2,399
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	16	(266)
Derivative financial instrument and hedging	(20)	(516)
Net gain (loss) from investment funds trading	(560)	1,269
Net gain (loss) from trading securities	(199)	4,776
Net gain on sale of securities available-for-sale	258	115
Net gain (loss) on foreign currency exchange	190	(4,596)
Other income, net	451	585
Operating expenses	(13,484)	(13,452)
Net income from continuing operations	23,037	16,333
Net loss from discontinued operations	0	(27)
Net income	$23,037	$16,306
Net income (loss) attributable to the redeemable noncontrolling interest	(475)	12
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$23,512	$16,294

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	353	343
Investment funds	118	106
Loans, net	6,019	5,772
Total assets	7,179	6,894
Deposits	2,511	2,592
Securities sold under repurchase agreements	274	241
Short-term borrowings and debt	2,148	1,536
Long-term borrowings and debt	1,231	1,618
Total liabilities	6,244	6,047
Stockholders' equity	885	845

PER COMMON SHARE DATA:
Basic earnings per share	0.61	0.43
Diluted earnings per share	0.61	0.43
Book value (period average)	22.58	21.87
Book value (period end)	22.90	22.02

(In thousand):
Weighted average basic shares	38,600	38,218
Weighted average diluted shares	38,679	38,313
Basic shares period end	38,661	38,402

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.3%	1.0%
Return on average stockholders' equity	10.9%	7.9%
Net interest margin	1.79%	1.62%
Net interest spread	1.62%	1.38%
Operating expenses to total average assets	0.75%	0.84%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.1%	0.0%
Charge offs to total loan portfolio (1)	0.0%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.2%	1.2%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.0%	1.9%

CAPITAL RATIOS:
Stockholders' equity to total assets	12.3%	12.3%
Tier 1 capital to risk-weighted assets	16.4%	16.6%
Total capital to risk-weighted assets	17.6%	17.8%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2014			December 31, 2013			March 31, 2013
	AVERAGE		AVG	AVERAGE		AVG	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)
INTEREST EARNING ASSETS
Interest bearing deposits with banks	$650	$0.4	0.23%	$681	$0.4	0.25%	$564	$0.3	0.21%
Loans, net of unearned income & deferred loan fees	6,120	47.0	3.07	6,121	47.2	3.01	5,585	46.5	3.33
Non-accrual loans	3	0.0	0.00	0	0.0	0.00	0	0.0	n.m (*)
Trading assets	0	0.0	0.00	(0)	0.0	0.00	5	0.0	0.00
Investment securities	366	2.2	2.42	375	2.3	2.41	265	1.5	2.29
Investment funds	119	0.0	0.07	125	0.0	0.11	106	0.1	0.24

TOTAL INTEREST EARNING ASSETS	$7,258	$49.6	2.73%	$7,302	$49.9	2.68%	$6,526	$48.4	2.97%

Non interest earning assets	74			81			56
Allowance for loan losses	(73)			(73)			(73)
Other assets	16			13			15

TOTAL ASSETS	$7,275			$7,323			$6,524

INTEREST BEARING LIABILITIES
Deposits	$2,541	$2.6	0.41%	$2,400	$2.7	0.45%	$2,269	$3.1	0.55%
Trading liabilities	(0)	0.0	0.00	0	0.0	0.00	17	0.0	0.00
Investment funds	0	0.0	n.m. (*)	0	0.5	n.m. (*)	0	0.0	n.m. (*)
Securities sold under repurchase agreement and
Short-term borrowings and debt	2,590	6.9	1.07	2,786	7.8	1.09	1,533	5.3	1.37
Long-term borrowings and debt	1,166	7.9	2.71	1,163	7.9	2.65	1,828	14.0	3.05

TOTAL INTEREST BEARING LIABILITIES	$6,297	$17.5	1.11%	$6,349	$18.9	1.16%	$5,648	$22.4	1.59%

Non interest bearing liabilities and other liabilities	$57			$63			$38

TOTAL LIABILITIES	6,353			6,412			5,686

Redeemable noncontrolling interest	50			53			3

STOCKHOLDERS' EQUITY	872			858			836

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,275			$7,323			$6,524

NET INTEREST SPREAD			1.62%			1.51%			1.38%
NET INTEREST INCOME AND NET INTEREST MARGIN		$32.1	1.79%		$31.1	1.69%		$26.0	1.62%

(*)  "n.m." means not meaningful.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT V

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/13	MAR 31/14	DEC 31/13	SEP 30/13	JUN 30/13	MAR 31/13	DEC 31/12

INCOME STATEMENT DATA:
Interest income	$205,303	$49,615	$49,932	$56,003	$50,964	$48,404	$192,437
Interest expense	(82,211)	(17,506)	(18,864)	(19,410)	(21,552)	(22,385)	(87,460)

NET INTEREST INCOME	123,092	32,109	31,068	36,593	29,412	26,019	104,977

Reversal of provision (provision) for loan losses	1,598	16	677	(3,901)	2,651	2,171	8,343

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	124,690	32,125	31,745	32,692	32,063	28,190	113,320

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(381)	0	2,031	5,136	(5,111)	(2,437)	4,046
Fees and commissions, net	13,669	4,276	4,681	3,754	2,835	2,399	10,021
Derivative financial instrument and hedging	353	(20)	54	(559)	1,374	(516)	71
Recoveries, net of impairment of assets	108	0	108	0	0	0	0
Net gain (loss) from investment funds trading	(6,702)	(560)	(4,974)	(8,075)	5,078	1,269	7,011
Net gain (loss) from trading securities	3,221	(199)	(59)	69	(1,565)	4,776	11,234
Net gains on sale of securities available-for-sale	1,522	258	561	0	846	115	6,030
Net gain (loss) on foreign currency exchange	(3,834)	190	(24)	(654)	1,440	(4,596)	(10,525)
Gain on sale of premises and equipment	0	0	0	0	0	0	5,626
Other income, net	2,232	451	735	407	505	585	2,986

NET OTHER INCOME	10,188	4,396	3,113	78	5,402	1,595	36,500

TOTAL OPERATING EXPENSES:	(54,306)	(13,484)	(13,641)	(12,894)	(14,319)	(13,452)	(55,814)

Net income from continuing operations	80,572	23,037	21,217	19,876	23,146	16,333	94,006

Net income (loss) from discontinued operations	(4)	0	0	0	23	(27)	(681)

Net income	$80,568	$23,037	$21,217	$19,876	$23,169	$16,306	$93,325

Net income (loss) attributable to the redeemable noncontrolling interest	(4,185)	(475)	(2,693)	(2,950)	1,446	12	293

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$84,753	$23,512	$23,910	$22,826	$21,723	$16,294	$93,032

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.21	$0.61	$0.62	$0.59	$0.57	$0.43	$2.46

PERFORMANCE RATIOS
Return on average assets	1.2%	1.3%	1.3%	1.2%	1.3%	1.0%	1.5%
Return on average stockholders' equity	10.0%	10.9%	11.0%	10.7%	10.3%	7.9%	11.6%
Net interest margin	1.75%	1.79%	1.69%	1.96%	1.72%	1.62%	1.70%
Net interest spread	1.55%	1.62%	1.51%	1.78%	1.51%	1.38%	1.44%
Operating expenses to total average assets	0.77%	0.75%	0.74%	0.69%	0.84%	0.84%	0.90%

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE THREE MONTHS ENDED
	MAR 31/14	DEC 31/13	MAR 31/13

COMMERCIAL DIVISION:

Net interest income (1)	$28.0	$27.8	$27.4
Non-interest operating income (2)	4.7	5.2	2.8
Operating expenses (3)	(10.3)	(10.3)	(9.8)
Net operating income (4)	22.4	22.7	20.4
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	0.0	2.7	(0.3)
Recoveries, net of impairment of assets	0.0	0.1	0.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$22.4	$25.5	$20.1

Average interest-earning assets (5)	6,123	6,121	5,585
End-of-period interest-earning assets (5)	6,092	6,142	5,843

TREASURY DIVISION:

Net interest income (loss) (1)	$4.1	$3.3	$(1.4)
Non-interest operating income (loss) (2)	(0.3)	(4.2)	1.2
Operating expenses (3)	(3.2)	(3.4)	(3.6)
Net operating income (loss) (4)	0.6	(4.3)	(3.8)

Net income (loss)	0.6	(4.3)	(3.8)
Net income (loss) attributable to the redeemable noncontrolling interest	(0.5)	(2.7)	0.0

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$1.1	$(1.6)	$(3.8)

Average interest-earning assets (6)	1,135	1,181	940
End-of-period interest-earning assets (6)	1,055	1,326	1,030

CONSOLIDATED:

Net interest income (1)	$32.1	$31.1	$26.0
Non-interest operating income (2)	4.4	1.0	4.0
Operating expenses (3)	(13.5)	(13.7)	(13.4)
Net operating income (4)	23.0	18.4	16.6
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	0.0	2.7	(0.3)
Recoveries, net of impairment of assets	0.0	0.1	0.0
Net income - business segments	23.0	21.2	16.3
Net income (loss) attributable to the redeemable noncontrolling interest	(0.5)	(2.7)	0.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS - BUSINESS SEGMENTS	$23.5	$23.9	$16.3
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$23.5	$23.9	$16.3

Average interest-earning assets	7,258	7,302	6,526
End-of-period interest-earning assets	7,147	7,468	6,873

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, and recoveries, net of impairment of assets.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries, net of impairment of assets..

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the investment funds.

EXHIBIT VII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR14		31DEC13		31MAR13		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$201	2.9	$190	2.7	$195	3.0	$11	$6
BRAZIL	2,082	29.9	1,805	25.8	1,818	27.7	277	264
CHILE	397	5.7	532	7.6	406	6.2	(135)	(9)
COLOMBIA	731	10.5	838	12.0	562	8.6	(107)	169
COSTA RICA	385	5.5	418	6.0	330	5.0	(33)	55
DOMINICAN REPUBLIC	231	3.3	191	2.7	179	2.7	40	52
ECUADOR	269	3.9	280	4.0	266	4.0	(11)	3
EL SALVADOR	132	1.9	123	1.8	55	0.8	9	77
FRANCE	2	0.0	101	1.4	0	0.0	(99)	2
GUATEMALA	246	3.5	243	3.5	244	3.7	3	2
HONDURAS	80	1.1	74	1.1	64	1.0	6	16
JAMAICA	7	0.1	61	0.9	37	0.6	(54)	(30)
MEXICO	652	9.4	572	8.2	679	10.3	80	(27)
NETHERLANDS	31	0.4	33	0.5	71	1.1	(2)	(40)
NICARAGUA	6	0.1	8	0.1	13	0.2	(2)	(7)
PANAMA	367	5.3	349	5.0	324	4.9	18	43
PARAGUAY	70	1.0	102	1.5	40	0.6	(32)	30
PERU	687	9.9	662	9.5	824	12.5	25	(137)
TRINIDAD & TOBAGO	78	1.1	148	2.1	210	3.2	(70)	(132)
UNITED STATES	37	0.5	28	0.4	0	0.0	9	37
URUGUAY	229	3.3	196	2.8	164	2.5	33	65
VENEZUELA	0	0.0	2	0.0	11	0.2	(2)	(11)
MULTILATERAL ORGANIZATIONS	42	0.6	41	0.6	67	1.0	1	(25)
OTHER	1	0.0	1	0.0	11	0.2	0	(10)

TOTAL CREDIT PORTFOLIO (1)	$6,963	100%	$6,998	100%	$6,570	100%	$(35)	$393

UNEARNED INCOME AND COMMISSION (2)	(6)		(7)		(6)		1	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,957		$6,991		$6,564		$(34)	$393

(1)	Includes book value of loans, fair value of investment securities, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT VIII

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR14		31DEC13		31MAR13		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$201	3.0	$190	2.9	$195	3.1	$11	$6
BRAZIL	2,008	30.4	1,731	26.1	1,747	28.0	277	261
CHILE	370	5.6	491	7.4	392	6.3	(121)	(22)
COLOMBIA	632	9.6	740	11.2	500	8.0	(108)	132
COSTA RICA	378	5.7	411	6.2	330	5.3	(33)	48
DOMINICAN REPUBLIC	231	3.5	191	2.9	179	2.9	40	52
ECUADOR	269	4.1	280	4.2	266	4.3	(11)	3
EL SALVADOR	132	2.0	123	1.9	55	0.9	9	77
FRANCE	2	0.0	101	1.5	0	0.0	(99)	2
GUATEMALA	246	3.7	243	3.7	244	3.9	3	2
HONDURAS	80	1.2	74	1.1	64	1.0	6	16
JAMAICA	7	0.1	61	0.9	37	0.6	(54)	(30)
MEXICO	618	9.3	539	8.1	642	10.3	79	(24)
NETHERLANDS	31	0.5	33	0.5	71	1.1	(2)	(40)
NICARAGUA	6	0.1	8	0.1	13	0.2	(2)	(7)
PANAMA	335	5.1	320	4.8	256	4.1	15	79
PARAGUAY	70	1.1	102	1.5	40	0.6	(32)	30
PERU	653	9.9	622	9.4	810	13.0	31	(157)
TRINIDAD & TOBAGO	74	1.1	143	2.2	205	3.3	(69)	(131)
UNITED STATES	37	0.6	28	0.4	0	0.0	9	37
URUGUAY	229	3.5	196	3.0	164	2.6	33	65
VENEZUELA	0	0.0	2	0.0	11	0.2	(2)	(11)
OTHER	1	0.0	1	0.0	11	0.2	0	(10)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,610	100%	$6,630	100%	$6,232	100%	$(20)	$378

UNEARNED INCOME AND COMMISSION (2)	(6)		(7)		(6)		1	0

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,604		$6,623		$6,226		$(19)	$378

(1)	Includes book value of loans, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT IX

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	31MAR14	31DEC13	31MAR13	(A) - (B)	(A) - (C)

BRAZIL	$74	$74	$71	$0	$3
CHILE	27	41	14	(14)	13
COLOMBIA	99	98	62	1	37
COSTA RICA	7	7	0	0	7
MEXICO	34	33	37	1	(3)
PANAMA	32	29	68	3	(36)
PERU	34	40	14	(6)	20
TRINIDAD & TOBAGO	4	5	5	(1)	(1)
MULTILATERAL ORGANIZATIONS	42	41	67	1	(25)

TOTAL TREASURY PORTOFOLIO (1)	$353	$368	$338	$(15)	$15

(1)	Includes securities available for sale and held to maturity. Excludes the Bank's invesments in the investment funds.

EXHIBIT X

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY (*)	1QTR14	4QTR13	1QTR13	(A) - (B)	(A) - (C)

ARGENTINA	$252	$88	$105	$164	$147
BELGIUM	123	0	0	123	123
BRAZIL	575	293	357	282	218
CHILE	110	250	151	(140)	(41)
COLOMBIA	165	431	357	(266)	(192)
COSTA RICA	119	233	253	(114)	(134)
DOMINICAN REPUBLIC	292	220	180	72	112
ECUADOR	195	264	210	(69)	(15)
EL SALVADOR	36	46	10	(10)	26
FRANCE	86	264	24	(178)	62
GUATEMALA	142	141	90	1	52
HONDURAS	67	59	37	8	30
JAMAICA	22	61	41	(39)	(19)
MEXICO	458	497	563	(39)	(105)
NETHERLANDS	0	33	48	(33)	(48)
PANAMA	128	100	74	28	54
PARAGUAY	5	42	21	(37)	(16)
PERU	283	301	697	(18)	(414)
TRINIDAD & TOBAGO	64	57	164	7	(100)
UNITED STATES	9	23	0	(14)	9
URUGUAY	121	60	70	61	51
VENEZUELA	2	2	0	0	2
MULTILATERAL ORGANIZATIONS	0	9	10	(9)	(10)
OTHER	2	8	72	(6)	(70)

TOTAL CREDIT DISBURSED (1)	$3,256	$3,482	$3,534	$(226)	$(278)

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).

(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.